Stockholder Meeting Results

The Annual Meeting of Stockholders of the Fund was held on July 10, 2008 at 3 Embarcadero Center, 7th Floor, San Francisco, California. At the meeting, the following matter was voted upon and approved by the stockholders:

To elect five Directors of the Fund to hold office until the next annual meeting or until their respective successors shall have been duly elected and qualified.

                                    Number of Votes:
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DIRECTORS                         FOR               WITHHELD
Richard J. Bradshaw            8,953,010            158,848
Victor L. Hymes                8,954,993            156,866
John T. Packard                8,952,403            159,455
Wendell G. Van Auken           8,952,912            158,946
James C. Van Horne             8,951,225            160,634